

August 15, 2013

Via E-mail
Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, TX 78257

> **Re: Biglari Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed July 19, 2013**
> **File No. 333-186452**
> **and Documents Incorporated by Reference**
> **File No. 000-08445**

Dear Mr. Biglari:

We have reviewed your response to our letter to you dated August 1, 2013 and have the following additional comment.

<u>Recent Developments, page 12</u>

<u>Derivative Litigation, page 14</u>

1. Please revise to disclose the specific claims and relief sought related to this offering. Refer to Item 103 of Regulation S-K.

Sardar Biglari
Biglari Holdings Inc.
August 15, 2013
Page 2

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.


Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel


cc: Michael Nidel, Esq.
        Olshan Frome Wolosky LLP